10
3/17

04004395

SEC 3/8/04

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53374

SEC MAIL RECEIVED PROCESSING FEB 27 2004 WASH. D.C. 158 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Beard Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

108 W. Western Reserve Road
(No. and Street)

Youngstown	Ohio	44514
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce J. Beard (330) 758-0575
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCurdy & Associates CPA's, Inc.
(Name – *if individual, state last, first, middle name*)

27955 Clemens Road	Westlake	Ohio	44145
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8-3-22

OATH OR AFFIRMATION

I, Bruce J. Beard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beard Financial Services, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

____
Signature

President
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- n/a ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- n/a ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- n/a ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- n/a ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- n/a ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
and Supplemental Information

Beard Financial Services, Inc.

For The Year Ended December 31, 2003
Independent Auditor's Report

Beard Financial Services, Inc.

Financial Statements and Supplemental Information

For The Year Ended December 31, 2003

CONTENTS

McCurdy
& Associates
CPA's, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

Independent Auditor's Report

The Board of Directors
Beard Financial Services, Inc.

We have audited the accompanying statement of financial condition of Beard Financial Services, Inc. (an Ohio S corporation) as of December 31, 2003, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beard Financial Services, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McCurdy & Associates CPA's, Inc.

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
February 2, 2004

Beard Financial Services, Inc.

Statement of Financial Condition

December 31, 2003

Assets

Cash	$ 540
Accounts receivable	53,929
Deposits	204
Investment certificate of deposit	64,822
Computer software, net of accumulated depreciation of $2,500	5,000
	$124,495

Liabilities and stockholder's equity

Payable to brokers	28,396
Total liabilities	$ 28,396
Stockholder's equity:	
Common stock	100
Paid in capital	75,329
Retained earnings	20,670
	96,099
	$124,495

The accompanying notes are an integral part of these financial statements.

Beard Financial Services, Inc.

Statement of Income

For The Year Ended December 31, 2003

Revenues	
Mutual funds	$509,048
Brokerage	78,559
Fixed annuity	8,942
Variable annuity	3,141
Interest	2,313
Total revenues	$602,003
Expenses	
Commissions	$569,231
Regulatory fees	11,748
Depreciation	2,500
Other	14,110
Total expenses	597,589
Net income	$ 4,414

The accompanying notes are an integral part of these financial statements.

Beard Financial Services, Inc.

Statement of Stockholder's Equity

For The Year Ended December 31, 2003

	Common Stock	Paid In Capital	Retained Earnings
Balances at January 1, 2003	$100	$75,329	$16,256
Net income	0	0	4,414
Balances at December 31, 2003	$100	$75,329	$20,670

The accompanying notes are an integral part of these financial statements.

Beard Financial Services, Inc.

Statement of Cash Flows

For The Year Ended December 31, 2003

Cash flows from operating activities	
Net income (loss)	$ 4,414
Adjustment to reconcile net income to net cash provided (used) by operating activity	
Depreciation	2,500
Changes in:	
Accounts receivable	(3,393)
Deposits	4,790
Other assets	508
Accounts payable	1,800
Net cash provided (used) by operating activities	10,619
Cash flows from investing activities	
Purchase of computer software	(7,500)
Certificate of deposit	(2,822)
Net cash provided (used) by investing activities	(10,322)
Net increase (decrease) in cash	297
Cash at beginning of year	243
Cash at end of year	$ 540

The accompanying notes are an integral part of these financial statements.

Note A - Organization

Beard Financial Services, Inc. is a fully-disclosed registered securities broker/ dealer of securities under The Securities and Exchange Act of 1934 and is a member of The National Association of Securities Dealers (NASD).

Note B – Summary of Significant Accounting Policies

Estimates-The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financials statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable-Accounts receivable are reported at the amount management expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes off, as of year-end, all balances that have not been collected by the time the financial statements are issued.

Income Taxes-The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S Corporation as of March 2, 2001, the Company's date of incorporation. The stockholder of an S Corporation is taxed on his proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Financial Instruments With Off-Balance-Sheet Risk-In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. Management is not aware of any material transactions as of December 31, 2003 that could cause a potential obligation.

Amortization-The Company software is amortized using the straight-line method over its estimated useful life of three years.

Note C - Capital Stock

The Company has authorized 850 shares of common stock without par value; 100 shares are issued and outstanding at a stated value of $1 per share.

Note D - Cash Flow Disclosure

The Company paid no interest or income taxes in 2003.

Note E - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1). The rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day, but at December 31, 2003, the Company's ratio of aggregate indebtedness to net capital was .32 to 1. Net capital, as defined, was $88,950 which exceeded the minimum required amount of $50,000 by $38,950.

Note F – Related Party Transactions

Personnel services and office space is provided by Beard Pension Services at no charge. Both companies share common ownership.

Beard Financial Services, Inc.

Supplemental Information

December 31, 2003

Beard Financial Services, Inc.

Computation of Net Capital

December 31, 2003

Computation of net capital	
Total stockholder's equity	$96,099
Deductions and charges:	
Non allowable assets:	
Computer software, net	5,000
Deposits	204
Net capital before haircuts on security positions	90,895
Haircuts on securities:	
Certificates of deposit	1,945
Net capital	$88,950
Computation of basic net capital requirement	
Net capital requirement (6 2/3% of aggregate indebtedness)-rounded to 6.67%	$ 1,894
Minimum dollar requirement	$50,000
Excess net capital	$38,950
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$86,110
Computation of aggregate indebtedness	
Total liabilities	$28,396
Total aggregate indebtedness	$28,396
Ratio of aggregate indebtedness to net capital	.32 to 1

Beard Financial Services, Inc.

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2003

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2003 filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation is as follows:

	December 31, 2003
Net capital, as reported in Company's form X-17a-5, part II	$88,950
Net audit adjustments	0
Net capital, as reported in Schedule I	$88,950

Inasmuch as Beard Financial Services, Inc. is operating under the exemption from Rule 15c3-3 provided by section (k)(2)(i) of the Rule, the following supporting schedules are not applicable:

A. Computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3.

B. Information relating to the possession or control requirements under Rule 15c3-3.

McCurdy
& Associates
CPA's, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

The Board of Directors
Beard Financial Services, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of Beard Financial Services, Inc., (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for

which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McCurdy & Associates CPA's, Inc.

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
February 2, 2004